P.O. BOX 738 - MARIETTA, OHIO - 45750	NEWS RELEASE
www.peoplesbancorp.com

FOR IMMEDIATE RELEASE	Contact:	Katie Bailey
January 24, 2023		Chief Financial Officer and Treasurer
(740) 376-7138

PEOPLES BANCORP INC. ANNOUNCES 4TH QUARTER
AND RECORD ANNUAL RESULTS FOR 2022
_____________________________________________________________________

MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter and year ended December 31, 2022. Net income totaled $26.8 million for the fourth quarter of 2022, representing earnings per diluted common share of $0.95. In comparison, earnings per diluted common share were $0.92 for the third quarter of 2022 and $0.98 for the fourth quarter of 2021. For the full year, net income was $101.3 million in 2022 versus $47.6 million in 2021, representing earnings per diluted common share of $3.60 and $2.15, respectively.
The provision for (recovery of) credit losses recorded represents the amount needed to maintain the appropriate level of the allowance for credit losses based on management’s quarterly estimates. The provision for credit losses negatively impacted earnings per diluted common share by $0.06 for the fourth quarter of 2022 and $0.05 for the third quarter of 2022, while the recovery of credit losses had a positive impact on earnings per diluted common share of $0.21 for the fourth quarter of 2021. For the full year of 2022, the recovery of credit losses positively impacted earnings per diluted common share by $0.10, compared to a provision for credit losses that negatively impacted earnings per diluted common share by $0.01 for the full year of 2021.
Non-core items, and the related tax effect of each, in net income included acquisition-related expenses, contract negotiation expenses and refunds, COVID-19-related expenses, a contribution to Peoples Bank Foundation, Inc., pension settlement charges, severance expenses, gains and losses on investment securities, and gains and losses on asset disposals and other transactions. Non-core items negatively impacted diluted earnings per common share for the fourth quarter of 2022 by $0.03 and by $0.01 for the third quarter of 2022, and had no impact on diluted earnings per common share for the fourth quarter of 2021. Non-core items negatively impacted earnings per diluted common share by $0.11 and $0.85 for the full years of 2022 and 2021, respectively.
"2022 was a record year for Peoples," said Chuck Sulerzyski, President and Chief Executive Officer. "We benefited from increasing margins, organic growth and our prior acquisitions. We remain bullish on our ability to further improve our performance in 2023. I am grateful to our colleagues and clients for making all of this possible."
Limestone Acquisition:
On October 25, 2022, Peoples announced the signing of a definitive Agreement and Plan of Merger pursuant to which Peoples will acquire, in an all-stock merger, Limestone Bancorp Inc. ("Limestone"), a bank holding company headquartered in Louisville, Kentucky, and the parent company of Limestone Bank. Under the terms of the Agreement and Plan of Merger, Limestone will merge with and into Peoples, and Limestone Bank will subsequently merge with and into Peoples’ wholly-owned subsidiary, Peoples Bank (collectively, the "Limestone Merger"), in a transaction valued at approximately $208.2 million at the time of the announcement. The Limestone merger is expected to close in the second quarter of 2023, subject to the satisfaction of closing conditions, including regulatory approvals and the approval of the shareholders of Peoples and of Limestone. As of December 31, 2022, Peoples had recognized $0.6 million in acquisition-related costs associated with this pending transaction.
Completion of Vantage Acquisition:
On March 7, 2022, Peoples Bank acquired Vantage Financial, LLC (“Vantage”), a nationwide provider of equipment financing headquartered in Excelsior, Minnesota. Under the terms of the agreement, Peoples Bank purchased 100% of the equity of Vantage for total cash consideration of $54.0 million. Peoples Bank also repaid $28.9 million in recourse debt on behalf of Vantage, for total consideration of $82.9 million. Vantage offers mid-ticket equipment leases, primarily for business essential information technology equipment across a wide array of industries. Upon completion of the transaction, Vantage became a subsidiary of Peoples Bank. Peoples recognized lease assets of approximately $154.9 million as of the acquisition date. Peoples preliminarily recorded $27.2 million in goodwill and $13.2 million in other intangible assets in connection with the Vantage acquisition.
Premier Financial:
On September 17, 2021, Peoples completed its merger with Premier Financial Bancorp, Inc. ("Premier"), in which Peoples acquired, in an all-stock merger, Premier, a bank holding company headquartered in Huntington, West Virginia, and the parent company of Premier Bank, Inc. ("Premier Bank") and Citizens Deposit Bank and Trust, Inc. ("Citizens"). Under the terms and subject to the conditions of the definitive Agreement and Plan of Merger, dated March 26, 2021, Premier merged with and into Peoples (the "Premier Merger"), and Premier Bank and Citizens subsequently merged with and into Peoples Bank, in a transaction valued at $261.9 million as of September 17, 2021. At the close of business on September 17, 2021, the financial services offices of Premier Bank and Citizens became branches of Peoples Bank. Peoples acquired $1.1 billion in loans and $1.8 billion in deposits in the Premier Merger. In addition, Peoples recorded $66.9 million in goodwill and $4.2 million in other intangible assets in connection with the Premier Merger.
Statement of Operations Highlights:
•Net interest income for the fourth quarter of 2022 increased $3.6 million, or 5%, compared to the linked quarter and increased $15.9 million, or 29%, compared to the fourth quarter of 2021.
◦Net interest margin increased 27 basis points to 4.44% for the fourth quarter of 2022, compared to the linked quarter, and increased 107 basis points compared to the fourth quarter of 2021. The increases in net interest margin when compared to the linked quarter and the fourth quarter of 2021 were primarily driven by recent increases in market interest rates.
◦The increases in net interest income for the fourth quarter of 2022, compared to the linked quarter and the fourth quarter of 2021, were driven by the Vantage acquisition, core growth and increases in market interest rates.
•Peoples recorded a provision for credit losses of $2.3 million for the fourth quarter of 2022, compared to a provision for credit losses of $1.8 million for the third quarter of 2022, and a recovery of credit losses of $6.6 million for the fourth quarter of 2021.
◦The increase in the provision for credit losses for the fourth quarter of 2022 compared to the linked quarter was due primarily to a deterioration of macro-economic conditions and an increase in charge-off activity, partially offset by a reduction in reserves for individually analyzed loans.
◦Net charge-offs were $2.1 million, or 0.18% of average total loans, annualized, for the fourth quarter of 2022.
◦For the full year of 2022, net charge-offs were $7.3 million, or 0.16% of average total loans, up from $4.7 million, or 0.13% of average total loans, for 2021.
•Total non-interest income, excluding net gains and losses, decreased $0.9 million, or 4%, for the fourth quarter of 2022 compared to the linked quarter, and increased $0.5 million, compared to the fourth quarter of 2021.
◦The decrease in total non-interest income, excluding gains and losses, compared to the third quarter of 2022 was largely driven by decreases in (i) other non-interest income due to a decline in commercial loan swap fees, (ii) lease income and (iii) electronic banking income.
◦Total non-interest income, excluding net gains and losses, for the full year of 2022 was 24% of total revenue.
•Total non-interest expense for the fourth quarter of 2022 increased $1.1 million, or 2%, compared to the linked quarter and increased $5.4 million, or 11%, compared to the fourth quarter of 2021.
◦The increase in total non-interest expense for the fourth quarter of 2022 when compared to the linked quarter was primarily attributable to increases in (i) data processing and software expense, (ii) other non-interest expenses, (iii) professional fees and (iv) foreclosed real estate and other loan expenses.
◦The efficiency ratio was 56.7% for the fourth quarter of 2022. When adjusted for non-core expenses, the efficiency ratio was 55.9% for the fourth quarter of 2022.
Balance Sheet Highlights:
•Period-end total loan and lease balances at December 31, 2022 increased $96.0 million, or 8% annualized, compared to at September 30, 2022. Average total loan and lease balances for the fourth quarter of 2022 increased $65.2 million compared to the linked quarter.
◦The increases in period-end and average total loan and lease balances were primarily the result of growth in (i) indirect consumer loans, (ii) leases, (iii) construction loans, and (iv) commercial and industrial loans; partially offset by a reduction in residential real estate loans.

•Asset quality metrics remained stable during the fourth quarter of 2022.
◦Delinquency trends remained relatively stable as loans considered current comprised 98.6% of the loan portfolio at December 31, 2022, compared to 98.9% at September 30, 2022.
◦Nonperforming assets at December 31, 2022 remained relatively unchanged compared to at September 30, 2022.
◦Criticized loans increased $26.6 million during the fourth quarter of 2022. The increase was primarily driven by the downgrade of three commercial and industrial loan relationships.
◦Classified loans decreased $5.2 million during the fourth quarter of 2022, driven by $7 million in upgrades and $3 million in pay-offs.
•Period-end total deposit balances at December 31, 2022 decreased $148.7 million, or 3%, compared to at September 30, 2022.
◦The decrease was primarily driven by the seasonal reduction in governmental deposit account balances and a decrease in non-interest bearing checking account balances.
◦Total demand deposit balances were 48% of total deposits at each of December 31, 2022, September 30, 2022 and December 31, 2021.
◦Total loan balances were 82% and 79% of total deposit balances at December 31, 2022 and at September 30, 2022, respectively.
Net Interest Income
Net interest income was $70.6 million for the fourth quarter of 2022, an increase of $3.6 million, or 5%, compared to the linked quarter. Net interest margin was 4.44% for the fourth quarter of 2022, compared to 4.17% for the linked quarter. The increases in net interest income and net interest margin were primarily driven by 36 basis points of improvement in loan yields and 22 basis points of improvement in investment yields when compared to the linked quarter. The increases in loan and investment yields for the fourth quarter of 2022, when compared to the linked quarter were due to the recent increases in market interest rates.
Net interest income for the fourth quarter of 2022 increased $15.9 million, or 29%, compared to the fourth quarter of 2021. Net interest margin increased 107 basis points from 3.37% for the fourth quarter of 2021. The increase in net interest income compared to the fourth quarter of 2021 was driven by (i) the Vantage acquisition, (ii) core growth and (iii) increases in market interest rates.
Accretion income, net of amortization expense, from acquisitions was $2.2 million for the fourth quarter of 2022, $2.8 million for the third quarter of 2022 and $1.0 million for the fourth quarter of 2021, which added 14 basis points, 16 basis points and 6 basis points, respectively, to net interest margin. The decrease in accretion income when compared to the linked quarter was driven by lower pay-offs and less accretion from the Premier Merger. The increase in accretion income for the current quarter compared to the fourth quarter of 2021 was a result of the acquisition of Vantage.
Net interest income increased $80.9 million, or 47%, for 2022 compared to 2021, and net interest margin increased 57 basis points to 3.97%. The increase in net interest income was driven by (i) the Premier Merger and the Vantage acquisition, (ii) core growth and (iii) increases in market interest rates.
Accretion income, net of amortization expense, from acquisitions was $11.6 million for 2022 and $3.2 million for 2021, respectively, which added 18 basis points and 7 basis points to net interest margin for the full years of 2022 and 2021, respectively. The increase in accretion income for the full year of 2022 compared to the same 2021 period was a result of the Premier Merger and the acquisitions of Vantage and NS Leasing, LLC ("NSL").
Provision for (Recovery of) Credit Losses:
The provision for credit losses was $2.3 million for the fourth quarter of 2022, compared to $1.8 million for the linked quarter and a recovery of credit losses of $6.6 million for the fourth quarter of 2021. The provision for credit losses in the fourth quarter of 2022 and the third quarter of 2022 were largely attributable to a deterioration of macro-economic conditions and an increase in charge-off activity, partially offset by a reduction in reserves for individually analyzed loans. The recovery of credit losses for the fourth quarter of 2021 was the result of improvement in loss drivers and economic outlook and a release of reserves related to the sale of $59.8 million in predominantly purchased credit deteriorated loans acquired from Premier.
For the full year of 2022, the recovery of credit losses was $3.5 million, compared to a provision for credit losses of $0.7 million for 2021. The recovery of credit losses during 2022 compared to the provision for credit losses during 2021 was driven by improvements in economic forecasts, coupled with loan pay-offs during certain periods.
Net charge-offs for the fourth quarter of 2022 were $2.1 million, or 0.18% annualized, of average total loans, compared to $1.7 million, or 0.15% annualized, of average total loans, for the linked quarter and $1.3 million, or 0.11% annualized, of average total loans, for the fourth quarter of 2021. Net charge-offs for the full year of 2022 were $7.3 million, or 0.16%, of average total loans, compared to $4.7 million, or 0.13% of average total loans, for the full year of 2021. For additional information on credit trends and the allowance for credit losses, see the "Asset Quality" section below.

Net Gains and Losses:
Net gains and losses include gains and losses on investment securities, asset disposals and other transactions, which are included in total non-interest income on the Consolidated Statements of Income. Net loss for the fourth quarter of 2022 was $0.5 million, compared to net loss of $14,000 for the linked quarter, and net gain of $0.8 million in the fourth quarter of 2021. The fourth quarter of 2022 net loss was primarily due to net losses on repossessed assets and net losses on sales of investment securities. During the fourth quarter of 2021, Peoples sold $59.8 million of predominantly purchased credit deteriorated loans ($52.9 million of which were criticized or classified), primarily in the hospitality industry, and recognized a gain related to the acceleration of the discount recorded on those loans when they were acquired. Net gain for the fourth quarter of 2021 was driven primarily by gains of $1.5 million recognized on the sale of $59.8 million in loans acquired from Premier and the disposal of other real estate owned of $0.3 million, offset by a loss on the sale of investment securities.
For the full year of 2022, net loss was $0.7 million compared to net loss of $0.4 million in 2021. The increase in net loss for the full year of 2022 when compared to the same period of 2021 was primarily due to higher net losses on repossessed assets and net losses on other real estate owned ("OREO"). The net loss during 2021 was driven by losses on sales of investment securities, partially offset by the aforementioned activity related to the sale of loans acquired from Premier and gains recognized on the sale of other real estate owned.
Total Non-interest Income, Excluding Net Gains and Losses:
Total non-interest income, excluding net gains and losses, for the fourth quarter of 2022 decreased $0.9 million compared to the linked quarter. The decrease in non-interest income, excluding net gains and losses, was primarily impacted by a decline of $0.3 million in lease income. Also impacting the fourth quarter decrease when compared to the linked quarter was a decrease in other non-interest income due to a $0.2 million decline in commercial loan swap fees.
Compared to the fourth quarter of 2021, total non-interest income, excluding net gains and losses, increased $0.5 million, primarily due to growth of $0.8 million in lease income due to the Vantage acquisition and a $0.4 million increase in insurance commissions. Partially offsetting the fourth quarter of 2022 increase in total non-interest income, excluding net gains and losses, when compared to the same 2021 period was a decrease of $0.4 million in mortgage banking income. The decrease in mortgage banking income was due to the increased market interest rate environment in 2022 resulting in a lower volume of new loan originations.
For the full year of 2022, total non-interest income, excluding net gains and losses, increased $10.3 million compared to 2021. The increase was driven by growth of $4.4 million in service charges on deposit accounts and $3.1 million in electronic banking income, primarily attributable to customers added in the Premier Merger. Also contributing to the growth was a $3.0 million increase in lease income due primarily to the Vantage acquisition. Partially offsetting the impact of these 2022 increases when compared to the same period in 2021 was a $2.0 million decline in mortgage banking income due to the factors described above.
Total Non-interest Expense:
Total non-interest expense increased $1.1 million, or 2%, for the fourth quarter of 2022, compared to the linked quarter. Total non-interest expense in the fourth and third quarters of 2022 contained non-core expenses, including acquisition-related expenses of $0.7 million and $0.3 million, respectively, with the increase in the fourth quarter being attributable to the pending Limestone Merger. The increase in total non-interest expense for the fourth quarter of 2022 was primarily attributable to increases in (i) data processing and software expense, (ii) other non-interest expense, (iii) professional fees and (iv) other loan expenses. Partially offsetting these increases in non-interest expenses was a decrease in electronic banking expense. The increases in non-interest expenses were primarily driven by core and acquisitive growth.
Compared to the fourth quarter of 2021, total non-interest expense increased $5.4 million, or 11%. The increase was primarily due to increases in (i) salaries and employee benefit costs, (ii) data processing and software expense and (iii) professional fees. The increases were due to the recent growth, including through mergers and acquisitions. Partially offsetting these increases within non-interest expense was a decrease in electronic banking expenses due to changes in customer activity.
For the full year of 2022, total non-interest expense was $207.1 million, an increase of $23.4 million, or 13%, compared to 2021. The variance was driven by increases of (i) $18.1 million in salaries and employee benefit costs, (ii) $4.6 million in net occupancy and equipment expense, (iii) $3.7 million in data processing and software expenses, and (iv) $3.0 million in intangible asset amortization. These increases were primarily due to growth over the last year, driven by mergers and acquisitions. Partially offsetting the impact of these increases on non-interest expense was a decrease in acquisition-related expenses due to the amount of expenses incurred in connection with the Premier Merger in 2021.
The efficiency ratio for the fourth quarter of 2022 was 56.7%, compared to 57.2% for the linked quarter and 62.7% for the fourth quarter of 2021. The efficiency ratio improved compared to the linked quarter mainly as the result of an increase in interest income due to the continued rising market interest rates and growth. The efficiency ratio, adjusted for non-core items, was 55.9% for the fourth quarter of 2022, compared to 56.6% for the linked quarter, and 61.5% for the fourth quarter of 2021. For the full year of 2022, the efficiency ratio was 59.6% compared to 73.6% for 2021. Adjusted for non-core items, the efficiency ratio for the full year of 2022 was 58.6%, compared to 63.5% for 2021. Peoples continues to focus on controlling expenses, while recognizing necessary costs in order to continue growing the business.
Income Tax Expense:
Peoples recorded income tax expense of $7.1 million with an effective tax rate of 21.0% for the fourth quarter of 2022, compared to income tax expense of $7.4 million with an effective tax rate of 22.2% for the linked quarter and income tax expense of $5.4 million with an effective tax rate of 16.3% for the fourth quarter of 2021. The increase in income tax expense when compared to the fourth quarter of 2021 was primarily due to higher pre-tax income. Income tax expense for the fourth quarter of 2021 was also impacted by an income tax benefit related to an adjustment from a prior period of $1.1 million.
Peoples recognized income tax expense of $27.3 million with an effective tax rate of 21.3% in the full year of 2022, compared to $9.4 million with an effective tax rate 16.5% in the full year of 2021. The increase was driven by higher pre-tax income and a higher effective tax rate primarily due to apportionment in additional states due to recent acquisitions. The full year of 2021 was also impacted by the adjustment mentioned in the previous paragraph.
Loans and Leases:
The period-end total loan and lease balances at December 31, 2022 increased $96.0 million, compared to at September 30, 2022. The increase in the period-end total loan and lease balances was primarily driven by increases of (i) $37.1 million in consumer indirect loans, (ii) $32.3 million in leases, (iii) $31.3 million in construction loans, and (iv) $15.2 million in commercial and industrial loans, partially offset by a reduction in residential real estate loans of $10.0 million. Excluding $1.3 million of forgiveness payments received on PPP loans, total loan and lease balances grew at an 8% annualized rate. As of December 31, 2022, the remaining balance of PPP loans was $2.4 million.
The period-end total loan and lease balances at December 31, 2022 increased $225.6 million, or 5%, compared to at December 31, 2021. The increase in the period-end total loan and lease balances was primarily driven by $154.9 million of leases acquired from Vantage and increases of (i) $98.9 million in indirect consumer loans, (ii) $36.7 million in construction loans and (iii) $23.1 million in premium finance loans, partially offset by reductions of $126.6 million in other commercial real estate loans and $48.4 million in residential real estate loans.
Quarterly average total loan balances increased $65.2 million compared to the linked quarter. The increase in period-end and average total loan and lease balances when compared to the linked quarter were primarily the result of growth of (i) $35.9 million in indirect consumer loans, (ii) $19.7 million in commercial and industrial loans, (iii) $17.7 million in leases and (iv) $11.3 million in commercial real estate construction loans, partially offset by a reduction of $16.1 million in residential real estate loans.
Compared to the fourth quarter of 2021, quarterly average loan balances in the current quarter increased $156.3 million, or 3%, driven by an increase of leases acquired from Vantage, as well as leases originated, partially offset by a reduction in commercial real estate loans.
Asset Quality:
Overall, asset quality remained relatively stable through the fourth quarter of 2022. Total nonperforming assets at December 31, 2022 increased $0.1 million compared to at September 30, 2022 and decreased $2.8 million, or 6%, compared to at December 31, 2021. The slight increase in nonperforming assets compared to the linked quarter was primarily due to an increase in nonaccrual leases and commercial and industrial loans substantially offset by a decrease in past due total loan and lease balances. The decrease in nonperforming assets compared to at December 31, 2021was primarily attributable to a reduction in nonaccrual other commercial real estate loans and residential real estate loans, partially offset by an increase in past due leases. Nonperforming assets as a percent of total loans and OREO was 0.96% at December 31, 2022, down from 0.98% at September 30, 2022 and 1.07% at December 31, 2021.
Criticized loans, which are those categorized as special mention, substandard or doubtful, increased $26.6 million, or 16%, compared to at September 30, 2022 and decreased $2.7 million, or 1%, compared to at December 31, 2021. As a percent of total loans, criticized loans were 4.07% at December 31, 2022, compared to 3.57% at September 30, 2022, and 4.33% at December 31, 2021. The increase in the amount of criticized loans compared to at September 30, 2022 was primarily driven by the downgrade of three commercial and industrial loan relationships. Compared to December 31, 2021, the decrease in the amount of criticized loans was largely due to a reduction in the criticized loans acquired from Premier.
Classified loans, which are those categorized as substandard or doubtful, decreased $5.2 million, or 6%, compared to at September 30, 2022, and $16.9 million, or 16%, compared to at December 31, 2021. As a percent of total loans, classified loans were 1.90% at December 31, 2022, compared to 2.06% at September 30, 2022, and 2.38% at December 31,

2021. The decrease in classified loans compared to at September 30, 2022 was driven by $7 million in upgrades and $3 million in pay-offs, partially offset by $7 million in downgrades, consisting of various smaller commercial and industrial loans. The decrease in classified loans when compared to at December 31, 2021 was largely attributable to pay-offs and upgrades of classified loans acquired from Premier.
Annualized net charge-offs were 0.18% of average total loans during the fourth quarter of 2022, compared to 0.15% in the linked quarter, and 0.11% in the fourth quarter of 2021. Net charge-offs were 0.16% of average total loans for 2022, compared to 0.13% for 2021.
At December 31, 2022, the allowance for credit losses increased $0.3 million, from $52.9 million at September 30, 2022, and decreased $10.8 million from $64.0 million at December 31, 2021. The ratio of the allowance for credit losses as a percent of total loans decreased to 1.13% at December 31, 2022, compared to 1.15% at September 30, 2022, and 1.43% at December 31, 2021. The ratio of the allowance for credit losses as a percent of total loans includes PPP loans that do not have an allowance for credit losses because of the guarantee by the SBA. Excluding PPP loans, the ratio of the allowance for credit losses as a percent of total loans would have been 1.13% at December 31, 2022, compared to 1.15% at September 30, 2022, and 1.54% at December 31, 2021.
Deposits:
As of December 31, 2022, period-end total deposits were down $148.7 million, or 3%, compared to at September 30, 2022. The decrease was primarily driven by reductions of $108.8 million in governmental deposit accounts and $46.6 million in non-interest bearing deposit accounts, partially offset by an increase of $39.5 million in brokered certificate of deposit accounts. The decrease in governmental deposit accounts is a typical seasonal trend that occurs during the fourth quarter of each year. The brokered certificate of deposit account balances increased as they became a more favorable funding source in the fourth quarter of 2022 relative to prior quarters.
Compared to December 31, 2021, period-end deposit balances decreased $145.7 million, or 2%. The variance was driven by decreases of (i) $113.5 million in retail certificates of deposits, (ii) $52.0 million in total non-interest-bearing deposit accounts and (iii) $34.1 million in money market deposit accounts, partially offset by increases of $31.8 million in savings account deposits and $20.8 million in brokered certificate of deposit accounts.
Average deposit balances during the fourth quarter of 2022 decreased $118.2 million, or 2%, compared to the linked quarter and $92.7 million, or 2%, compared to the fourth quarter of 2021. For the full year of 2022, average deposit balances grew $1.2 billion, or 24%, driven by deposits acquired in the Premier Merger. Total demand deposit accounts comprised 48% of total deposits at each of December 31, 2022, September 30, 2022 and December 31, 2021.
Stockholders' Equity:
Total stockholders' equity at December 31, 2022 increased $24.8 million, or 3%, compared to at September 30, 2022. This change was primarily driven by net income of $26.8 million during the quarter and a $7.8 million decrease in accumulated other comprehensive loss. The change in accumulated other comprehensive loss was the result of the changes in the market value of available-for-sale investment securities during the period.
Total stockholders' equity at December 31, 2022 decreased $59.7 million, or 7%, compared to at December 31, 2021, which was due to (i) an other comprehensive loss of $115.5 million, (ii) dividends paid of $42.4 million and (iii) share repurchases of $7.4 million, partially offset by net income of $101.3 million for the full year of 2022. The other comprehensive loss was the result of changes in the market value of available-for-sale investment securities, which were driven by changes in market interest rates.
At December 31, 2022, the tier 1 risk-based capital ratio was 12.31%, compared to 12.08% at September 30, 2022 and 12.81% at December 31, 2021. The common equity tier 1 risk-based capital ratio was 12.04% at December 31, 2022, compared to 11.80% at September 30, 2022 and 12.52% at December 31, 2021. The total risk-based capital ratio was 13.19% at December 31, 2022, compared to 12.98% at September 30, 2022 and 14.06% at December 31, 2021. Peoples adopted the five-year transition to phase in the impact of the adoption of Current Expected Credit Losses ("CECL") on regulatory capital ratios. Compared to at September 30, 2022, these ratios improved due to higher net income. Compared to at December 31, 2021, the capital ratios decreased due to the Vantage acquisition.
At December 31, 2022, book value per common share and tangible book value per common share, which excludes goodwill and other intangible assets, were $27.76 and $16.23, respectively, compared to $26.89 and $15.28, respectively, at September 30, 2022, and $29.86 and $19.58, respectively, at December 31, 2021. The ratio of total stockholders' equity to total assets increased 4 basis points when compared to September 30, 2022. The tangible equity to tangible assets ratio, which excludes goodwill and other intangible assets, increased 20 basis points when compared to at September 30, 2022, due primarily to the changes in equity noted above. Compared to at December 31, 2021, the total stockholders' equity to total assets ratio decreased from 11.96% to 10.90%, and the tangible equity to tangible assets ratio decreased from 8.18% to 6.67%, respectively.

Peoples Bancorp Inc. ("Peoples", Nasdaq: PEBO) is a diversified financial services holding company and makes available a complete line of banking, trust and investment, insurance and premium financing solutions through its subsidiaries. Headquartered in Marietta, Ohio since 1902, Peoples has established a heritage of financial stability, growth and community impact. Peoples had $7.2 billion in total assets as of December 31, 2022, and 130 locations, including 113 full-service bank branches in Ohio, West Virginia, Kentucky, Virginia, Washington D.C. and Maryland. Peoples Bank has been recognized by Newsweek as one of America’s Best Banks 2023 and Peoples Bank has been recognized as a Best Bank to Work For by American Banker in 2021 and 2022.
Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Peoples offers services through Peoples Bank (which includes the divisions of Peoples Investment Services, Peoples Premium Finance and North Star Leasing), Peoples Insurance Agency, LLC and Vantage Financial, LLC.

Conference Call to Discuss Earnings:
Peoples will conduct a facilitated conference call to discuss fourth quarter and full year 2022 results of operations on January 24, 2023 at 11:00 a.m., Eastern Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-US GAAP Financial Measures:
This news release contains financial information and performance measures determined by methods other than those in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Management uses these "non-US GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-US GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with US GAAP, nor are they necessarily comparable to non-US GAAP performance measures that may be presented by other companies. Below is a listing of the non-US GAAP financial measures used in this news release:
◦Core non-interest expense is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation (refunds) expenses.
◦Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This ratio is non-US GAAP since it excludes amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.
◦Efficiency ratio adjusted for non-core items is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This ratio is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc., contract negotiation (refunds) expenses, the amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.
◦Tangible assets, tangible equity, tangible equity to tangible assets ratio and tangible book value per common share measures are non-US GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.
◦Total non-interest income, excluding net gains and losses, is a non-US GAAP measure since it excludes all gains and losses included in earnings.
◦Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is non-US GAAP since it excludes the provision for (recovery of) credit losses and all gains and losses included in net income.
◦Return on average assets adjusted for non-core items is calculated as annualized net income (less the after-tax impact of all gains and losses included in earnings, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation Inc. and contract negotiation (refunds) expenses) divided by total average assets. This measure is non-US GAAP since it excludes the after-tax impact of all gains and losses included in earnings, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation (refunds) expenses.
◦Return on average tangible equity is calculated as annualized net income (less after-tax impact of amortization of other intangible assets) divided by average tangible equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from net income and the impact of average goodwill and other average intangible assets acquired through acquisitions on average stockholders' equity.
A reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP financial measures is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
Safe Harbor Statement:
Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "will likely," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," "continue," "remain," and similar expressions.
These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:
(1)the magnitude and continued duration of the recovery from the COVID-19 pandemic and its ongoing impact on the global economy and financial market conditions and Peoples’ businesses, results of operations and financial conditions;
(2)ongoing increasing interest rate policies, changes in the interest rate environment due to economic conditions related to the COVID-19 pandemic or other factors and/or the fiscal and monetary policy measures undertaken by the U.S. government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") in response to such economic conditions, which may adversely impact interest rates, the interest rate yield curve, interest margins, loan demand and interest rate sensitivity;
(3)the effects of inflationary pressures and the impact of rising interest rates on borrowers’ liquidity and ability to repay;
(4)the success, impact, and timing of the implementation of Peoples' business strategies and Peoples' ability to manage strategic initiatives, including the completion and successful integration of planned acquisitions, including the recently-completed Premier Merger, the recently-completed acquisition of Vantage and the pending Limestone Merger, and the expansion of commercial and consumer lending activities, in light of the ongoing increasing interest rate policies of the Federal Reserve Board;
(5)competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, which can in turn impact Peoples' credit spreads, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals;
(6)uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, or deposit insurance premium levels, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses;
(7)the effects of easing restrictions on participants in the financial services industry;
(8)local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations, and changes in the relationship of the U.S. and U.S. global trading partners) and the impact these conditions may have on Peoples, Peoples' customers and Peoples' counterparties, and Peoples' assessment of the impact, which may be different than anticipated;
(9)Peoples may issue equity securities in connection with future acquisitions, including the pending Limestone Merger, which could cause ownership and economic dilution to Peoples' current shareholders;

(10)changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans, charge-offs, and customer and other counterparties' performance and creditworthiness generally, which may be less favorable than expected in light of recent inflationary pressures and adversely impact the amount of interest income generated;
(11)Peoples may have more credit risk and higher credit losses to the extent there are loan concentrations by location or industry of borrowers or collateral;
(12)future credit quality and performance, including expectations regarding future credit losses and the allowance for credit losses;
(13)changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations;
(14)the impact of assumptions, estimates and inputs used within models, which may vary materially from actual outcomes, including under the CECL model;
(15)the replacement of the London Interbank Offered Rate ("LIBOR") with other reference rates which may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;
(16)adverse changes in the conditions and trends in the financial markets, including recent inflationary pressures, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;
(17)the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors;
(18)Peoples' ability to receive dividends from Peoples' subsidiaries;
(19)Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;
(20)the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;
(21)Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;
(22)Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including Peoples' primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands;
(23)operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and Peoples' subsidiaries are highly dependent;
(24)changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions, legislative or regulatory initiatives, or other factors, which may be different than anticipated;
(25)the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cybersecurity, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;
(26)the impact on Peoples' businesses, personnel, facilities, or systems, of losses related to acts of fraud, theft, misappropriation or violence;
(27)the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics, cybersecurity attacks, system failures, civil unrest, military or terrorist activities or international conflicts;
(28)the potential further deterioration of the U.S. economy due to financial, political or other shocks;
(29)the potential influence on the U.S. financial markets and economy from the effects of climate change;
(30)the impact on Peoples' businesses and operating results of any costs associated with obtaining rights in intellectual property claimed by others and adequately protecting Peoples' intellectual property;
(31)risks and uncertainties associated with Peoples' entry into new geographic markets and risks resulting from Peoples' inexperience in these new geographic markets;
(32)Peoples' ability to integrate the NSL and Vantage acquisitions, the Premier Merger, and the pending Limestone Merger, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;
(33)the risk that expected revenue synergies and cost savings from the Premier Merger or the pending Limestone Merger, may not be fully realized or realized within the expected time frame;
(34)changes in laws or regulations imposed by Peoples' regulators impacting Peoples' capital actions, including dividend payments and share repurchases;
(35)the effect of a fall in stock market prices on the asset and wealth management business;

(36)Peoples' continued ability to grow deposits; and
(37)other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2021, under the heading "ITEM 1A. RISK FACTORS" in Part II of Peoples' Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, and under the heading "ITEM 1A. RISK FACTORS" in Part II of Peoples' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022. Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.
As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its December 31, 2022 consolidated financial statements as part of its Annual Report on Form 10-K to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.
PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2022	2022	2021	2022	2021
PER COMMON SHARE(a):
Earnings per common share:
Basic	$0.96	$0.93	$0.99	$3.61	$2.17
Diluted	0.95	0.92	0.98	3.60	2.15
Cash dividends declared per common share	0.38	0.38	0.36	1.50	1.43
Book value per common share (b)	27.76	26.89	29.86	27.76	29.86
Tangible book value per common share (b)(c)	16.23	15.28	19.58	16.23	19.58
Closing price of common shares at end of period	$28.25	$28.93	$31.81	$28.25	$31.81

SELECTED RATIOS (a):
Return on average stockholders' equity (d)	13.86%	12.92%	13.16%	12.69%	7.24%
Return on average tangible equity (d)(e)	25.56%	23.36%	21.32%	22.60%	12.16%
Return on average assets (d)	1.51%	1.45%	1.55%	1.43%	0.84%
Return on average assets adjusted for non-core items (d)(f)	1.56%	1.47%	1.52%	1.47%	1.19%
Efficiency ratio (g)	56.74%	57.20%	62.69%	59.59%	73.60%
Efficiency ratio adjusted for non-core items (h)	55.91%	56.64%	61.51%	58.59%	63.47%
Pre-provision net revenue to total average assets (d)(i)	2.06%	1.96%	1.43%	1.77%	1.02%
Net interest margin (d)(j)	4.44%	4.17%	3.37%	3.97%	3.40%
Dividend payout ratio (k)	40.02%	41.39%	36.68%	41.89%	65.54%
(a)Reflects the impact of the acquisition of NSL beginning April 1, 2021, of the Premier Merger beginning September 17, 2021, and of the acquisition of Vantage beginning March 7, 2022.
(b)Data presented as of the end of the period indicated.
(c)Tangible book value per common share represents a non-US GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(d)Ratios are presented on an annualized basis.
(e)Return on average tangible equity represents a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from net income and it excludes the balance sheet impact of average goodwill and other intangible assets acquired through acquisitions on average stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(f)Return on average assets adjusted for non-core items represents a non-US GAAP financial measure since it excludes the after-tax impact of all gains and losses included in earnings, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation (refunds) expenses. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(g)The efficiency ratio is defined as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This ratio represents a non-US GAAP financial measure since it excludes amortization of other intangible assets, and all gains and losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(h)The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This ratio represents a non-US GAAP financial measure since it excludes the impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation (refunds) expenses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(i)Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This measure represents a non-US GAAP financial measure since it excludes the provision for (recovery of) credit losses and all gains and losses included in net income. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(j)Information presented on a fully tax-equivalent basis, using a 23.3% blended corporate income tax rate for all 2022 periods and a 22.3% blended corporate income tax rate for the 2021 periods.
(k)This ratio, when applicable, is calculated based on dividends declared during the period divided by net income for the period.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2022	2022	2021	2022	2021
(Dollars in thousands, except per share data)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Total interest income	$76,202	$70,871	$57,563	$269,554	$184,789
Total interest expense	5,589	3,820	2,826	16,112	12,236
Net interest income	70,613	67,051	54,737	253,442	172,553
Provision for (recovery of) credit losses	2,301	1,776	(6,602)	(3,510)	731
Net interest income after provision for (recovery of) credit losses	68,312	65,275	61,339	256,952	171,822

Non-interest income:
Electronic banking income	5,161	5,261	5,355	21,094	18,010
Trust and investment income	3,915	3,954	4,233	16,391	16,456
Deposit account service charges	3,766	3,833	3,565	14,583	10,143
Insurance income	3,732	3,618	3,329	15,727	15,252
Lease income	1,336	1,725	577	4,267	1,293
Bank owned life insurance income	702	694	438	2,624	1,767
Net (loss) gain on asset disposals and other transactions	(302)	(35)	952	(616)	493
Mortgage banking income	281	328	713	1,397	3,439
Net (loss) gain on investment securities	(168)	21	(158)	(61)	(862)
Other non-interest income	611	967	811	3,430	2,894
Total non-interest income	19,034	20,366	19,815	78,836	68,885

Non-interest expense:
Salaries and employee benefit costs	28,758	28,618	26,336	112,690	94,612
Data processing and software expense	5,013	3,279	3,148	14,241	10,542
Net occupancy and equipment expense	4,847	4,813	4,751	19,516	14,918
Professional fees	3,310	2,832	2,324	12,094	15,783
Amortization of other intangible assets	1,998	2,023	1,508	7,763	4,775
Electronic banking expense	1,097	2,648	2,879	9,231	8,885
Other loan expenses	947	511	558	2,735	2,001
FDIC insurance expense	781	709	380	3,702	1,976
Marketing expense	737	1,136	848	3,728	3,658
Communication expense	611	599	578	2,484	1,657
Franchise tax expense	546	1,075	870	3,487	3,357
Other non-interest expense	4,721	4,010	3,811	15,476	21,573
Total non-interest expense	53,366	52,253	47,991	207,147	183,737
Income before income taxes	33,980	33,388	33,163	128,641	56,970
Income tax expense	7,131	7,410	5,416	27,349	9,415
Net income	$26,849	$25,978	$27,747	$101,292	$47,555

PER COMMON SHARE DATA:
Earnings per common share – basic	$0.96	$0.93	$0.99	$3.61	$2.17
Earnings per common share – diluted	$0.95	$0.92	$0.98	$3.60	$2.15
Cash dividends declared per common share	$0.38	$0.38	$0.36	$1.50	$1.43

Weighted-average common shares outstanding – basic	27,843,203	27,865,416	27,942,794	27,908,022	21,816,511
Weighted-average common shares outstanding – diluted	27,981,656	27,973,255	28,114,980	27,999,602	21,959,883
Common shares outstanding at the end of period	28,287,837	28,278,078	28,297,771	28,287,837	28,297,771

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
(Dollars in thousands)	(Unaudited)
Assets
Cash and cash equivalents:
Cash and due from banks	$94,679	$74,354
Interest-bearing deposits in other banks	59,343	341,373
Total cash and cash equivalents	154,022	415,727
Available-for-sale investment securities, at fair value (amortized cost of
$1,300,719 at December 31, 2022 and $1,283,146 at December 31, 2021) (a)	1,131,399	1,275,493
Held-to-maturity investment securities, at amortized cost (fair value of
$479,896 at December 31, 2022 and $369,955 at December 31, 2021) (a)	560,212	374,129
Other investment securities, at cost	51,609	33,987
Total investment securities (a)	1,743,220	1,683,609
Loans and leases, net of deferred fees and costs (b)	4,707,150	4,481,600
Allowance for credit losses	(53,162)	(63,967)
Net loans	4,653,988	4,417,633
Loans held for sale	2,140	3,791
Bank premises and equipment, net of accumulated depreciation	82,934	89,260
Bank owned life insurance	105,292	73,358
Goodwill	292,397	264,193
Other intangible assets	33,932	26,816
Other assets	139,379	89,134
Total assets	$7,207,304	$7,063,521
Liabilities
Deposits:
Non-interest-bearing	$1,589,402	$1,641,422
Interest-bearing	4,127,539	4,221,130
Total deposits	5,716,941	5,862,552
Short-term borrowings	500,138	166,482
Long-term borrowings	101,093	99,475
Accrued expenses and other liabilities	103,804	89,987
Total liabilities	$6,421,976	$6,218,496

Stockholders' Equity
Preferred stock, no par value, 50,000 shares authorized, no shares issued at December 31, 2022 and December 31, 2021	—	—
Common stock, no par value, 50,000,000 shares authorized, 29,857,920 shares issued at December 31, 2022 and 29,814,401 shares issued at December 31, 2021, including shares in treasury	686,450	686,282
Retained earnings	265,936	207,076
Accumulated other comprehensive loss, net of deferred income taxes	(127,136)	(11,619)
Treasury stock, at cost, 1,643,461 shares at December 31, 2022 and 1,577,359 shares at December 31, 2021	(39,922)	(36,714)
Total stockholders' equity	785,328	845,025
Total liabilities and stockholders' equity	$7,207,304	$7,063,521

(a)Available-for-sale investment securities and held-to-maturity investment securities are presented net of allowance for credit losses of $0 and $241, respectively, as of December 31, 2022 and $0 and $286, respectively, as of December 31, 2021.
(b)Also referred to throughout this document as "total loans" and "loans held for investment."

SELECTED FINANCIAL INFORMATION (Unaudited)

	December 31,	September 30,	June 30,	March 31,	December 31,
(Dollars in thousands)	2022	2022	2022	2022	2021
Loan Portfolio
Construction	$246,941	$215,621	$202,588	$238,305	$210,232
Commercial real estate, other	1,423,518	1,423,479	1,460,023	1,457,232	1,550,081
Commercial and industrial	892,634	877,472	858,452	887,151	891,392
Premium finance	159,197	167,682	152,237	145,813	136,136
Leases	345,131	312,847	314,522	267,068	122,508
Residential real estate	723,360	733,361	743,005	756,429	771,718
Home equity lines of credit	177,858	174,525	169,335	162,288	163,593
Consumer, indirect	629,426	592,309	563,088	524,778	530,532
Consumer, direct	108,363	113,314	111,804	107,390	104,652
Deposit account overdrafts	722	597	851	699	756
Total loans	$4,707,150	$4,611,207	$4,575,905	$4,547,153	$4,481,600
Total acquired loans (a)(b)	$1,108,728	$1,186,069	$1,304,633	$1,400,336	$1,430,810
Total originated loans	$3,598,422	$3,425,138	$3,271,272	$3,146,817	$3,050,790
Deposit Balances (a)
Non-interest-bearing deposits (c)	$1,589,402	$1,635,953	$1,661,865	$1,666,668	$1,641,422
Interest-bearing deposits:
Interest-bearing demand accounts (c)	1,160,182	1,162,012	1,143,010	1,179,199	1,167,460
Retail certificates of deposit	530,236	544,741	584,259	612,936	643,759
Money market deposit accounts	617,029	624,708	645,242	656,266	651,169
Governmental deposit accounts	625,965	734,734	728,057	734,784	617,259
Savings accounts	1,068,547	1,077,383	1,080,053	1,065,678	1,036,738
Brokered deposits	125,580	86,089	86,739	87,395	104,745
Total interest-bearing deposits	$4,127,539	$4,229,667	$4,267,360	$4,336,258	$4,221,130
Total deposits	$5,716,941	$5,865,620	$5,929,225	$6,002,926	$5,862,552
Total demand deposits (c)	$2,749,584	$2,797,965	$2,804,875	$2,845,867	$2,808,882
Asset Quality (a)
Nonperforming assets (NPAs):
Loans 90+ days past due and accruing	$4,842	$8,424	$8,236	$5,959	$3,723
Nonaccrual loans	31,473	27,831	29,488	32,003	34,765
Total nonperforming loans (NPLs) (g)	36,315	36,255	37,724	37,962	38,488
Other real estate owned (OREO)	8,895	8,840	9,210	9,407	9,496
Total NPAs	$45,210	$45,095	$46,934	$47,369	$47,984
Criticized loans (d)	$191,355	$164,775	$181,395	$190,315	$194,016
Classified loans (e)	89,604	94,848	115,483	109,530	106,547
Allowance for credit losses as a percent of NPLs (g)	146.39%	145.82%	138.76%	144.27%	166.20%
NPLs as a percent of total loans (g)	0.77%	0.79%	0.82%	0.83%	0.86%
NPAs as a percent of total assets (g)	0.63%	0.64%	0.64%	0.65%	0.68%
NPAs as a percent of total loans and OREO (g)	0.96%	0.98%	1.02%	1.04%	1.07%
Criticized loans as a percent of total loans (d)	4.07%	3.57%	3.96%	4.19%	4.33%
Classified loans as a percent of total loans (e)	1.90%	2.06%	2.52%	2.41%	2.38%
Allowance for credit losses as a percent of total loans	1.13%	1.15%	1.14%	1.20%	1.43%
Capital Information (a)(f)(h)(j)
Common equity tier 1 capital ratio (i)	12.04%	11.80%	11.62%	11.51%	12.52%
Tier 1 risk-based capital ratio	12.31%	12.08%	11.91%	11.80%	12.81%
Total risk-based capital ratio (tier 1 and tier 2)	13.19%	12.98%	12.81%	12.78%	14.06%
Leverage ratio	8.92%	8.64%	8.38%	8.29%	8.67%
Common equity tier 1 capital	$604,566	$584,880	$564,708	$547,215	$577,565
Tier 1 capital	618,354	598,633	578,425	560,897	591,215
Total capital (tier 1 and tier 2)	662,421	643,189	622,516	607,493	648,948
Total risk-weighted assets	$5,022,192	$4,955,627	$4,857,818	$4,752,428	$4,614,258
Total stockholders' equity to total assets	10.90%	10.86%	10.81%	11.17%	11.96%
Tangible equity to tangible assets (k)	6.67%	6.47%	6.60%	6.76%	8.18%
(a)Reflects the impact of the acquisition of NSL beginning April 1, 2021, the Premier Merger beginning September 17, 2021, and the acquisition of Vantage beginning March 7, 2022.

(b)Includes all loans and leases acquired and purchased in 2012 and thereafter.
(c)The sum of non-interest-bearing deposits and interest-bearing deposits is considered total demand deposits.
(d)Includes loans categorized as a special mention, substandard, or doubtful.
(e)Includes loans categorized as substandard or doubtful.
(f)Data presented as of the end of the period indicated.
(g)Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(h)December 31, 2022 data based on preliminary analysis and subject to revision.
(i)Peoples' capital conservation buffer was 5.19% at December 31, 2022, 4.98% at September 30, 2022, 4.81% at June 30, 2022, 4.78% at March 31, 2022, and 6.5% at December 31, 2021, compared to required capital conservation buffer of 2.50%
(j)Peoples has adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios.
(k)This ratio represents a non-US GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

PROVISION FOR (RECOVERY OF) CREDIT LOSSES INFORMATION

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2022	2022	2021	2022	2021
(Dollars in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Provision for (recovery of) credit losses
Provision for (recovery of) credit losses	$2,023	$1,613	$(6,786)	$(4,560)	$339
Provision for checking account overdrafts	278	218	184	1,050	392
Total provision for (recovery of) credit losses	$2,301	$1,831	$(6,602)	$(3,510)	$731

Net Charge-Offs
Gross charge-offs	$2,481	$1,990	$1,767	$8,755	$5,988
Recoveries	348	302	491	1,483	1,295
Net charge-offs	$2,133	$1,688	$1,276	$7,272	$4,693

Net Charge-Offs (Recoveries) by Type
Construction	$16	$—	$—	$16	$—
Commercial real estate, other	$99	18	30	192	183
Commercial and industrial	(16)	33	101	894	1,031
Premium finance	38	37	15	111	45
Leases	807	632	369	2,165	1,095
Residential real estate	124	132	32	584	242
Home equity lines of credit	26	5	1	43	156
Consumer, indirect	711	529	524	1,905	1,503
Consumer, direct	70	72	(2)	316	40
Deposit account overdrafts	258	230	206	1,046	398
Total net charge-offs	$2,133	$1,688	$1,276	$7,272	$4,693

As a percent of average total loans (annualized)	0.18%	0.15%	0.11%	0.16%	0.13%

SUPPLEMENTAL INFORMATION (Unaudited)

	December 31,	September 30,	June 30,	March 31,	December 31,
(Dollars in thousands)	2022	2022	2022	2022	2021

Trust assets under administration and management	$1,764,639	$1,682,334	$1,731,454	$1,927,828	$2,009,871
Brokerage assets under administration and management	1,211,868	1,127,831	1,068,261	1,152,530	1,183,927
Mortgage loans serviced for others	392,364	400,736	410,007	420,024	430,597
Employees (full-time equivalent)	1,267	1,244	1,261	1,245	1,188

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

	Three Months Ended
	December 31, 2022			September 30, 2022			December 31, 2021
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets
Short-term investments	$44,421	$404	3.61%	$159,522	$847	2.11%	$350,692	$138	0.16%
Investment securities (a)(b)	1,652,742	9,741	2.35%	1,685,134	9,009	2.13%	1,669,457	6,874	1.65%
Loans (b)(c):
Construction	234,233	3,596	6.01%	222,966	2,765	4.85%	200,009	1,961	3.84%
Commercial real estate, other	1,293,500	18,431	5.58%	1,300,173	16,593	4.99%	1,450,566	15,370	4.15%
Commercial and industrial	885,111	13,455	5.95%	865,436	11,140	5.04%	865,519	8,548	3.86%
Premium finance	161,382	1,898	4.60%	162,057	1,949	4.71%	134,023	1,735	5.07%
Leases	325,113	8,448	10.17%	307,459	9,628	12.25%	112,694	4,547	15.79%
Residential real estate (d)	853,354	9,321	4.37%	869,444	9,439	4.34%	925,316	9,937	4.30%
Home equity lines of credit	177,778	2,723	6.08%	173,032	2,217	5.08%	164,851	1,772	4.26%
Consumer, indirect	612,696	6,834	4.43%	576,826	5,907	4.06%	539,176	5,455	4.01%
Consumer, direct	113,045	1,763	6.19%	113,609	1,764	6.16%	107,780	1,605	5.91%
Total loans	4,656,212	66,469	5.62%	4,591,002	61,402	5.26%	4,499,934	50,930	4.46%
Allowance for credit losses	(52,253)			(52,719)			(75,488)
Net loans	4,603,959			4,538,283			4,424,446
Total earning assets	6,301,122	76,614	4.79%	6,382,939	71,258	4.40%	6,444,595	57,942	3.55%

Goodwill and other intangible assets	327,377			329,482			298,276
Other assets	438,694			411,687			356,004
Total assets	$7,067,193			$7,124,108			$7,098,875

Liabilities and Equity
Interest-bearing deposits:
Savings accounts	$1,069,646	$138	0.05%	$1,079,580	$139	0.05%	$1,021,821	$33	0.01%
Governmental deposit accounts	688,815	710	0.41%	741,836	543	0.29%	648,013	433	0.27%
Interest-bearing demand accounts	1,152,709	186	0.06%	1,158,970	190	0.07%	1,159,995	98	0.03%
Money market deposit accounts	615,460	522	0.34%	623,144	292	0.19%	637,681	96	0.06%
Retail certificates of deposit (e)	534,145	717	0.53%	560,532	644	0.46%	665,513	898	0.54%
Brokered deposits (e)	87,934	515	2.32%	86,524	508	2.33%	105,364	571	2.15%
Total interest-bearing deposits	4,148,709	2,788	0.27%	4,250,586	2,316	0.22%	4,238,387	2,129	0.20%
Short-term borrowings	278,188	1,669	2.38%	202,765	393	0.77%	181,348	258	0.56%
Long-term borrowings	101,596	1,132	4.45%	111,882	1,111	3.97%	99,622	439	1.75%
Total borrowed funds	379,784	2,801	2.93%	314,647	1,504	1.91%	280,970	697	0.99%
Total interest-bearing liabilities	4,528,493	5,589	0.49%	4,565,233	3,820	0.33%	4,519,357	2,826	0.25%

Non-interest-bearing deposits	1,639,580			1,655,888			1,642,577
Other liabilities	130,470			105,128			100,144
Total liabilities	6,298,543			6,326,249			6,262,078
Stockholders’ equity	768,650			797,859			836,797
Total liabilities and stockholders' equity	$7,067,193			$7,124,108			$7,098,875

Net interest income/spread (b)		$71,025	4.30%		$67,438	4.07%		$55,116	3.30%
Net interest margin (b)			4.44%			4.17%			3.37%

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited) -- (Continued)

	Year Ended
	December 31, 2022			December 31, 2021
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets
Short-term investments	$178,781	$1,710	0.96%	$219,849	$313	0.14%
Investment securities (a)(b)	1,680,647	34,535	2.05%	1,205,514	19,545	1.62%
Loans (b)(c):
Construction	223,197	10,732	4.74%	131,834	5,130	3.84%
Commercial real estate, other	1,327,064	65,405	4.86%	1,061,323	42,308	3.93%
Commercial and industrial	875,754	41,358	4.66%	870,682	37,321	4.23%
Premium finance	150,135	6,789	4.46%	118,242	5,872	4.90%
Leases	271,349	34,720	12.62%	74,442	13,572	17.98%
Residential real estate (d)	881,136	37,851	4.30%	700,691	29,686	4.24%
Home equity lines of credit	170,567	8,300	4.87%	133,340	5,410	4.06%
Consumer, indirect	563,887	23,029	4.08%	529,994	21,480	4.05%
Consumer, direct	111,148	6,769	6.09%	88,611	5,501	6.21%
Total loans	4,574,237	234,953	5.09%	3,709,159	166,280	4.44%
Allowance for credit losses	(55,233)			(56,038)
Net loans	4,519,004			3,653,121
Total earning assets	6,378,432	271,198	4.22%	5,078,484	186,138	3.64%

Goodwill and other intangible assets	322,639			234,667
Other assets	393,636			359,443
Total assets	$7,094,707			$5,672,594

Liabilities and Equity
Interest-bearing deposits:
Savings accounts	$1,069,097	$356	0.03%	$772,726	$112	0.01%
Governmental deposit accounts	701,587	2,172	0.31%	529,955	2,035	0.38%
Interest-bearing demand accounts	1,165,106	583	0.05%	848,526	303	0.04%
Money market deposit accounts	632,364	1,015	0.16%	575,237	390	0.07%
Retail certificates of deposit (e)	580,660	2,978	0.51%	497,181	3,952	0.79%
Brokered deposit (e)	88,234	2,067	2.34%	150,716	3,130	2.08%
Total interest-bearing deposits	4,237,048	9,171	0.22%	3,374,341	9,922	0.29%
Short-term borrowings	196,790	2,661	1.35%	100,963	541	0.54%
Long-term borrowings	123,685	4,280	3.46%	103,414	1,773	1.71%
Total borrowed funds	320,475	6,941	2.15%	204,377	2,314	1.13%
Total interest-bearing liabilities	4,557,523	16,112	0.35%	3,578,718	12,236	0.34%

Non-interest-bearing deposits	1,637,690			1,347,702
Other liabilities	101,510			89,541
Total liabilities	6,296,723			5,015,961
Stockholders’ equity	797,984			656,633
Total liabilities and stockholders' equity	$7,094,707			$5,672,594

Net interest income/spread (b)		$255,086	3.87%		$173,902	3.30%
Net interest margin (b)			3.97%			3.40%
(a)Average balances are based on carrying value.
(b)Interest income and yields are presented on a fully tax-equivalent basis, using a 23.3% blended corporate income tax rate in the third and fourth quarters of 2022 and the full year 2022, and a 22.3% blended corporate income tax rate for prior periods.
(c)Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.
(d)Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.
(e)Interest related to interest rate swap transactions is included, as appropriate to the transaction, in interest expense on short-term FHLB advances and interest expense on brokered deposits for the periods presented in which FHLB advances and brokered deposits were being utilized.

NON-US GAAP FINANCIAL MEASURES (Unaudited)
The following non-US GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-US GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
(Dollars in thousands)	2022	2022	2021	2022	2021

Core non-interest expense:
Total non-interest expense	$53,366	$52,253	$47,991	$207,147	$183,737
Less: acquisition-related expenses	702	339	903	3,016	21,423
Less: pension settlement charges	46	139	—	185	143
Less: severance expenses	—	—	16	—	79
Less: COVID-19-related expenses	2	9	565	134	1,248
Less: Peoples Bank Foundation, Inc. contribution	—	—	—	—	500
Less: contract negotiation (refunds) expenses	—	—	(603)	—	1,248
Core non-interest expense	$52,616	$51,766	$47,110	$203,812	$159,096

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
(Dollars in thousands)	2022	2022	2021	2022	2021

Efficiency ratio:
Total non-interest expense	$53,366	$52,253	$47,991	$207,147	$183,737
Less: amortization of other intangible assets	1,998	2,023	1,508	7,763	4,775
Adjusted total non-interest expense	51,368	50,230	46,483	199,384	178,962

Total non-interest income	19,034	20,366	19,815	78,836	68,885
Add: net (loss) gain on investment securities	(168)	21	(158)	(61)	(862)
Add: net (loss) gain on asset disposals and other transactions	(302)	(35)	952	(616)	493
Total non-interest income, excluding net gains and losses	19,504	20,380	19,021	79,513	69,254

Net interest income	70,613	67,051	54,737	253,442	172,553
Add: fully tax-equivalent adjustment (a)	412	387	379	1,644	1,349
Net interest income on a fully tax-equivalent basis	71,025	67,438	55,116	255,086	173,902

Adjusted revenue	$90,529	$87,818	$74,137	$334,599	$243,156

Efficiency ratio	56.74%	57.20%	62.69%	59.59%	73.60%

Efficiency ratio adjusted for non-core items:
Core non-interest expense	$52,616	$51,766	$47,110	$203,812	$159,096
Less: amortization of other intangible assets	1,998	2,023	1,508	7,763	4,775
Adjusted core non-interest expense	50,618	49,743	45,602	196,049	154,321

Adjusted revenue	$90,529	$87,818	$74,137	$334,599	$243,156

Efficiency ratio adjusted for non-core items	55.91%	56.64%	61.51%	58.59%	63.47%

(a) Tax effect is calculated using a 23.3% blended corporate income tax rate for all periods in 2022 and 22.3% blended corporate income tax rate for the periods in 2021

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

	At or For the Three Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
(Dollars in thousands, except per share data)	2022	2022	2022	2022	2021

Tangible equity:
Total stockholders' equity	$785,328	$760,511	$786,824	$808,340	$845,025
Less: goodwill and other intangible assets	326,329	328,428	328,132	341,865	291,009
Tangible equity	$458,999	$432,083	$458,692	$466,475	$554,016

Tangible assets:
Total assets	$7,207,304	$7,005,854	$7,278,292	$7,239,261	$7,063,521
Less: goodwill and other intangible assets	326,329	328,428	328,132	341,865	291,009
Tangible assets	$6,880,975	$6,677,426	$6,950,160	$6,897,396	$6,772,512

Tangible book value per common share:
Tangible equity	$458,999	$432,083	$458,692	$466,475	$554,016
Common shares outstanding	28,287,837	28,278,078	28,290,115	28,453,175	28,297,771

Tangible book value per common share	$16.23	$15.28	$16.21	$16.39	$19.58

Tangible equity to tangible assets ratio:
Tangible equity	$458,999	$432,083	$458,692	$466,475	$554,016
Tangible assets	$6,880,975	$6,677,426	$6,950,160	$6,897,396	$6,772,512

Tangible equity to tangible assets	6.67%	6.47%	6.60%	6.76%	8.18%

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
(Dollars in thousands)	2022	2022	2021	2022		2021

Pre-provision net revenue:
Income before income taxes	$33,980	$33,388	$33,163	$128,641		$56,970
Add: provision for credit losses	2,176	1,776	—	—		731
Add: loss on OREO	—	105	2	173		34
Add: loss on investment securities	321	—	556	375		2,046
Add: loss on other assets	530	—	27	975		714
Add: loss on other transactions	22	24	—	151		—
Less: recovery of credit losses	—	—	6,602	3,634		—
Less: gain on OREO	—	—	82	35		90
Less: gain on investment securities	153	—	398	314		1,184
Less: gain on other transactions	—	21	903	—	1504	897
Less: gain on other assets	251	94	204	649		462
Pre-provision net revenue	$36,625	$35,178	$25,559	$125,683		$57,862

Total average assets	7,067,193	7,124,108	7,098,875	7,094,707		5,672,594

Pre-provision net revenue to total average assets (annualized)	2.06%	1.96%	1.43%	1.77%		1.02%
Weighted-average common shares outstanding – diluted	27,981,656	27,973,255	28,114,980	27,999,602		21,959,883
Pre-provision net revenue per common share – diluted	$1.31	$1.25	$0.91	$4.48		$2.63

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
(Dollars in thousands)	2022	2022	2021	2022	2021

Annualized net income adjusted for non-core items:
Net income	$26,849	$25,978	$27,747	$101,292	$47,555
Add: net loss on investment securities	168	—	158	61	862
Less: tax effect of net loss on investment securities (a)	35	—	33	13	181
Less: net gain on investment securities	—	21	—	—	—
Add: tax effect of net gain on investment securities (a)	—	4	—	—	—
Add: net loss on asset disposals and other transactions	301	35	—	615	—
Less: tax effect of net loss on asset disposals and other transactions (a)	63	7	—	129	—
Less: net gain on asset disposals and other transactions (a)	—	—	1,784	—	493
Add: tax effect of net gain on asset disposals and other transactions (a)	—	—	375	—	104
Add: acquisition-related expenses	702	339	918	3,016	21,423
Less: tax effect of acquisition-related expenses (a)	147	71	193	633	4,499
Add: severance expenses	—	—	16	—	79
Less: tax effect of severance expenses (a)	—	—	3	—	17
Add: pension settlement charges	46	139	—	185	143
Less: tax effect of pension settlement charges (a)	10	29	—	39	30
Add: COVID-19-related expenses	2	9	565	134	1,248
Less: tax effect of COVID-19-related expenses (a)	—	2	119	28	262
Add: Peoples Bank Foundation, Inc. contribution	—	—	—	—	500
Less: tax effect of Peoples Bank Foundation, Inc. contribution	—	—	—	—	105
Add: contract negotiation expenses	—	—	—	—	1,851
Less: tax effect of contract negotiation expenses	—	—	—	—	389
Less: refund of contract negotiation expense	—	—	603	—	603
Add: tax effect of refund of contract negotiation expense	—	—	127	—	127
Net income adjusted for non-core items	$27,813	$26,374	$27,171	$104,461	$67,313

Days in the period	92	92	92	365	365
Days in the year	365	365	365	365	365
Annualized net income	$106,520	$103,065	$110,083	$101,292	$47,555
Annualized net income adjusted for non-core items	$110,345	$104,636	$107,798	$104,461	$67,313
Return on average assets:
Annualized net income	$106,520	$103,065	$110,083	$101,292	$47,555
Total average assets	$7,067,193	$7,124,108	$7,098,875	$7,094,707	$5,672,594
Return on average assets	1.51%	1.45%	1.55%	1.43%	0.84%
Return on average assets adjusted for non-core items:
Annualized net income adjusted for non-core items	$110,345	$104,636	$107,798	$104,461	$67,313
Total average assets	$7,067,193	$7,124,108	$7,098,875	$7,094,707	$5,672,594
Return on average assets adjusted for non-core items	1.56%	1.47%	1.52%	1.47%	1.19%
(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,
(Dollars in thousands)	2022	2022	2021	2022	2021

Annualized net income excluding amortization of other intangible assets:
Net income	$26,849	$25,978	$27,747	$101,292	$47,555
Add: amortization of other intangible assets	1,998	2,023	1,508	7,763	4,775
Less: tax effect of amortization of other intangible assets (a)	420	425	317	1,630	1,003
Net income excluding amortization of other intangible assets	$28,427	$27,576	$28,938	$107,425	$51,327

Days in the period	92	92	92	365	365
Days in the year	365	365	365	365	365
Annualized net income	$106,520	$103,065	$110,083	$101,292	$47,555
Annualized net income excluding amortization of other intangible assets	$112,781	$109,405	$114,808	$107,425	$51,327

Average tangible equity:
Total average stockholders' equity	$768,650	$797,859	$836,797	$797,984	$656,633
Less: average goodwill and other intangible assets	327,377	329,482	298,276	322,639	234,667
Average tangible equity	$441,273	$468,377	$538,521	$475,345	$421,966

Return on average stockholders' equity ratio:
Annualized net income	$106,520	$103,065	$110,083	$101,292	$47,555
Average stockholders' equity	$768,650	$797,859	$836,797	$797,984	$656,633

Return on average stockholders' equity	13.86%	12.92%	13.16%	12.69%	7.24%

Return on average tangible equity ratio:
Annualized net income excluding amortization of other intangible assets	$112,781	$109,405	$114,808	$107,425	$51,327
Average tangible equity	$441,273	$468,377	$538,521	$475,345	$421,966

Return on average tangible equity	25.56%	23.36%	21.32%	22.60%	12.16%

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

END OF RELEASE